EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Post-Effective Amendment No. 1 to Form S-1 (SEC File Number 333-230069) as filed with the SEC of our audit report dated December 17, 2019, with respect to the consolidated balance sheets of Gridiron BioNutrients, Inc. and Subsidiaries (“the Company”) as of August 31, 2019 and 2018, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the two years then ended. Our report dated December 17, 2019, relating to the aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Fruci & Associates II, PLLC
March 10, 2020